================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                PURSUANT TO RULE 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                           MORRISON RESTAURANTS INC.
                           (Name of Subject Company)
                          PICCADILLY CAFETERIAS, INC.
                       PICCADILLY ACQUISITION CORPORATION
                                    (Bidder)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                  618478 10 1
                     (CUSIP Number of Class of Securities)

                               RONALD A. LABORDE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PICCADILLY CAFETERIAS, INC.
                           3232 SHERWOOD FOREST BLVD.
                          BATON ROUGE, LOUISIANA 70816
                           TELEPHONE: (504) 293-9440
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:

                                CURTIS R. HEARN
                      JONES, WALKER, WAECHTER, POITEVENT,
                            CARRERE & DENEGRE L.L.P.
                       201 ST. CHARLES AVENUE, SUITE 5100
                             NEW ORLEANS, LA 70170
                           TELEPHONE: (504) 582-8000

                           CALCULATION OF FILING FEE

=================================================================================================================
                 Transaction Valuation*                                   Amount of filing fee**
-----------------------------------------------------------------------------------------------------------------
                      $47,244,740                                                 $9,449
=================================================================================================================

* Based on the offer to purchase all of the outstanding shares of Common Stock (including the associated preferred share purchase rights) of the Subject Company at a purchase price of $5.00 cash per share, 9,236,440 shares outstanding and 212,508 currently exercisable and in-the-money options to purchase shares outstanding.

**
1/50th of 1% of Transaction Value.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
================================================================================

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Piccadilly Acquisition Corporation, a Georgia corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Morrison Restaurants Inc., a Georgia corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 2, 1996 (as amended, the "Rights Agreement"), between the Company and SunTrust Bank, N.A., as rights agent, at a purchase price of $5.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 29, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit
(a)(2). The Purchaser is a wholly owned subsidiary of Piccadilly Cafeterias, Inc., a Louisiana corporation (the "Parent").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Morrison Restaurants Inc., which has its principal executive offices at 3300 Highlands Parkway, Suite 130, Atlanta, Georgia 30082.

     (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $.01 per share, of the Company and the associated preferred stock purchase rights. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market on which the Shares are traded and the high and low sales prices of the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Cash Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Parent and the Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of the Parent and the Purchaser is set forth in Section 8 ("Certain Information Concerning the Parent and the Purchaser") of the Offer to Purchase and is incorporated herein by reference. The information concerning the name, business address, citizenship, and present principal occupation or employment of each of the executive officers and directors of the Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the name, principal business and address of any corporation or other organization in which such occupation, position, office or employment was carried on set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Parent, the Purchaser, nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) There have been no transactions since June 5, 1994, which would be required to be disclosed under this Item 3(a) between any of the Parent, the Purchaser or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase and the Company, any of its affiliates that are corporations, any of its executive officers, directors or any of the Company's non-corporate affiliates.

     (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 10, 11 and 12 of the Offer to Purchase, since June 5, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of the Parent, the Purchaser, or any of their respective subsidiaries or, to the best knowledge of the Parent and the Purchaser, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, New York Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Except as set forth herein, none of the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in
Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of the Parent, the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares. Mr. LaBorde, the President and Chief Executive Officer of the Parent and President of the Purchaser, beneficially owns 500 Shares. Mr. LaBorde is also a director of Parent and the Purchaser.

     (b) None of the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 11 ("The Merger Agreement") and
Section 12 ("Purpose of the Offer; The Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 11 and 12 of the Offer to Purchase, none of the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase dated April 29, 1998.
     (a) (2) Letter of Transmittal.
     (a) (3) Notice of Guaranteed Delivery.
     (a) (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     (a) (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     (a) (6) Letter to Record Holders of the Company's Common Stock who are holding Stock Certificates of the Company's Former Parent.
     (a) (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a) (8) Summary Advertisement as published on April 29, 1998.
     (a) (9) Press Release issued by the Parent on April 23, 1998.
     (b) (1) Commitment Letter dated April 28, 1998 to the Parent from Hibernia National Bank (with summary term sheet).
     (c) (1) Plan and Agreement of Merger dated as of April 22, 1998 by and among Piccadilly Cafeterias, Inc., Piccadilly Acquisition Corporation and Morrison Restaurants Inc.
     (c) (2) Form of Shareholders Agreement between the Parent and directors of the Company.
     (d) Not applicable.
     (e) Not applicable.
     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                            PICCADILLY CAFETERIAS, INC.

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                                President and Chief Executive
                                                            Officer

                                            PICCADILLY ACQUISITION CORPORATION

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                                          President

                                 EXHIBIT INDEX

EXHIBIT                                                                     PAGE
  NO.                               DESCRIPTION                             NO.
--------                            -----------                             ----
11(a)(1)    -- Offer to Purchase, dated April 29, 1998..................
11(a)(2)    -- Letter of Transmittal....................................
11(a)(3)    -- Notice of Guaranteed Delivery............................
11(a)(4)    -- Letter from the Dealer Manager to Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees...........
11(a)(5)    -- Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Company and Nominees........................
11(a)(6)    -- Letter to Record Holders of the Company's Common Stock
               who are Holding Stock Certificates of the Company's
               Former Parent............................................
11(a)(7)    -- Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9............................
11(a)(8)    -- Summary Advertisement as published on April 29, 1998.....
11(a)(9)    -- Press Release issued by the Parent on April 23, 1998.....
11(b)(1)    -- Commitment Letter dated April 28, 1998 to the Parent from
               Hibernia National Bank (with summary term sheet).........
11(c)(1)    -- Plan and Agreement of Merger dated as of April 22, 1998 by and among Piccadilly Cafeterias, Inc., Piccadilly
               Acquisition Corporation and Morrison Restaurants Inc.....
11(c)(2)    -- Form of Shareholders Agreement between the Parent and
               directors of the Company.................................